

Mail Stop 4628

March 4, 2016

Robert G. Watson Jr.
Chief Executive Officer
Enerjex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

> **Re: Enerjex Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Response letter dated January 20, 2016**
> **File No. 1-36492**

Dear Mr. Watson:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business and Properties, page 4

Reserves, page 11

1.   We have read your response to prior comment number one. We reissue our comment in part as your response and proposed disclosure revisions do not address the requirements for separately disclosing reserves by product type of crude oil including condensate, natural gas liquids and natural gas liquids relating to the presentation of reserves and the changes therein provided on page F-19 of Form 10-K for the fiscal year ending December 31, 2014. Please refer to FASB ASC 932-235-55-2 for illustrations of the presentation requirements of FASB ASC 932-235-50-4 and 50-5. To the extent applicable, please

incorporate these revisions in the Form 10-K for the fiscal year ending December 31, 2015 as well.

2.   We have read your response to prior comment number 2. We note the downward revision of approximately 600,000 Boe relating to the Cherokee Project represents a reduction in the net quantities of proved undeveloped reserves disclosed at the beginning of 2014 of approximately 30%. Item 1203(b) of Regulation S-K requires that you disclose material changes in proved undeveloped reserves that occurred during the year. We reissue our prior comment relating to the disclosure in your Form 10-K for the fiscal year ending December 31, 2014 and, to the extent applicable, to the Form 10-K for the fiscal year ending December 31, 2015 as well.

3.   We have read your response to prior comment four. We note your response does not explain the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2014 were not scheduled to be developed within five years of your initial disclosure of such reserves in a filing made with the United States Securities and Exchange Commission. We reissue our prior comment relating to the disclosure in your Form 10-K for the fiscal year ending December 31, 2014 and, to the extent applicable, to the Form 10-K for the fiscal year ending December 31, 2015 as well.

Exhibit A

4.   We have read your response to prior comment 5 and note that the reserves report provided as Exhibit A to your reply reveals various inconsistencies with the disclosures in your filing and does not address all of the requirements. Please obtain and file a revised report to address the following points.

   (a) Please revise the description on page 2 of Exhibit A to clarify whether the information presented represents estimates of reserves independently prepared by MHA Petroleum Consultants, LLC or estimates prepared by the company's engineers and audited by MHA Petroleum Consultants, LLC pursuant to Item 1202(a)(9) of Regulation S-K.

   (b) We note that although the reserve report includes information relating to probable and possible reserves, you have not included these details within your filing. We believe that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or revise the Form 10-K for the fiscal year ending December 31, 2014 to present this optional information in a manner that is consistent with the disclosure requirements under Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

   (c) If you elect to disclose information relating to probable and possible reserves, you should nevertheless obtain and file a revised reserves report that excludes all aggregated totals of proved, probable and possible reserves that are shown throughout the report. You may refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at:

http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

(d) The reserve report should include figures for the initial benchmark prices prior to adjustments and the figures for the average realized prices after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content by product type for the reserves as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) of Regulation S-K.

(e) We note language indicating the capital costs used in the report to estimate present value of future net revenue discounted at 10% ("PV10" or "present value") do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. However, the disclosure that you have provided on page 5 of the Form 10-K along with the figure representing the total PV10 (present value) of your proved reserves as of December 31, 2014 indicates future abandonment costs are included. Tell us the amounts of future abandonment costs, reasons for differences between your disclosure and the third party engineer report, and your view of on the materiality of any differences in costs. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or, in his absence, Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources